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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                           STATEMENT OF CHANGES IN
                            BENEFICIAL OWNERSHIP

                                   FORM 4

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person

     Elliott Associates, L.P.
     712 Fifth Avenue
     New York, New York  10019

2.   Issuer Name and Ticker Trading Symbol

     Atlantic Gulf Communities Corp. [AGLF]

3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for (Month/Day/Year)

     11/97

5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)

        Director
        Officer (give title below)
        Chairman
      X 10% Owner
        Other (specify below)

Table I  -  Non-Derivative Securities Acquired, Disposed of, or
            Beneficially Owned

1.  Title of Security (Instr. 3)



2.  Transaction Date (Month/Day/Year)

3.   Transaction Code (Inst. 8)

     V

4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount
     (A) or (D)
     Price

5.   Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
     4)



6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


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7.  Nature of Indirect Beneficial Ownership (Instr. 4)



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II  -   Derivative Securities Acquired, Disposed of, or Beneficially
              Owned (e.g. puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)

     (a)    Rights*
     (b)    Rights
     (c) 20% Cumulative Redeemable Convertible Preferred Stock, Series B ("Preferred Stock")
     (d)    Class A Warrants
     (e)    Class B Warrants
     (f)    Class C Warrants

2.   Conversion or Exercisable Price of Derivative Security

     (a)    $10
     (b)    $10
     (c)    $5.75
     (d)    $5.75
     (e)    $5.75
     (f)    $5.75

3.   Transaction Date (Month/Day/Year)

     (a)    11/5/97
            11/6/97
            11/7/97
            11/10/97
            11/11/97
            11/13/97
     (b)    11/13/97
     (c)    11/13/97
     (d)    11/13/97
     (e)    11/13/97
     (f)    11/13/97

4.   Transaction Code (Instr. 8)

     (a)    Code P
     (b)    Code X
     (c)    Code X
     (d)    Code X
     (e)    Code X
     (f)    Code X

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     (a) (A) 11,300 on 11/5
               5,000 on 11/6
               4,300 on 11/7
               1,800 on 11/10
              16,500 on 11/11
              19,412 on 11/13
     (b) (D) 61,959
     (c) (A) 61,959
     (d)    41,306
     (e)    41,306
     (f)    41,306

6.   Date Exercisable and Expiration Date (Month/Day/Year)

     (a)    Date Exercisable      11/13/97
            Expiration Date       11/13/97
     (b)    Date Exerciable       11/13/97
            Expiration Date       11/13/97
Page 2 of 3
     (c)    Date Exercisable      Current
            Expiration Date       N/A
     (d)    Date Exercisable      Current
            Expiration Date       6/24/2004
     (e)    Date Exercisable      Current
            Expiration Date       6/24/2004
     (f)    Date Exercisable      Current
            Expiration Date       6/24/2004

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

     Title                        Common Stock
     (a)    Title:  Common Stock
            Amount: 218,036
     (b)    Title:  Common Stock
            Amount: 231,673
     (c)    Title:  Common Stock
            Amount: 107,775
     (d)    Title:  Common Stock
            Amount: 41,306
     (e)    Title:  Common Stock
            Amount: 41,306
     (f)    Title:  Common Stock
            Amount: 41,306

8.   Price of Derivative Security (Inst. 5)

     (a)    $.875       11/5/97
            $ 3         11/6/97
            $4.90       11/7/97
            $5.0278     11/10/97
            $4.7633     11/11/97
            $0          11/13/97
     (b)    N/A*
     (c)    N/A*
     (d)    N/A*
     (e)    N/A*
     (f)    N/A*

9.   Number of Derivative Securities Beneficially Owned at End of Month
     (Instr. 4)

         (a)  0
         (b)  0
         (c)  436,959
         (d)  321,306
         (e)  321,306
         (f)  321,306

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)

     (a)    D
     (b)    D
     (c)    D
     (d)    D
     (e)    D
     (f)    D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:
     *Each Right entitles the holder to purchase one share of Series B Preferred and 2 Warrants for the exercise price of $10.
** Intentional misstatement or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



          /s/  Paul Singer                           December 10, 1997
         **Signature of Reporting Person                    Date


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